

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

   Re: Northann Corp.
     Amendment No. 2 to
     Draft Registration Statement on Form S-1
     Submitted October 28, 2022
     CIK No. 0001923780

Dear Lin Li:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Audited Financial Statements
Consolidated Statements of Operations, page F-4

1. We note your revisions made in response to prior comment 6. Please revise the line item "weighted average number of common and preferred stock outstanding", as shown on pages F-4 and F-11, to exclude any reference to your preferred stock. Also, revise the table on page F-11 to correctly present net income for the year ended December 31, 2021 as $322,682 consistent with net income shown on page F-4, rather than $313,036.

General

2.   Your revisions on pages 72 and 87 in response to prior comment 10 state that "in the opinion [of counsel], the following discussion is a summary . . ." Please revise to state clearly that the disclosure is counsel's opinion.

      You may contact Beverley Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye